THE ALGER ETF TRUST

100 Pearl Street, 27th Floor

New York, New York 10004

February 7, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly A. Browning

Re:	Alger Weatherbie Enduring Growth ETF, a series of The Alger ETF Trust

(File Nos.: 333-248085, 811-23603)

Dear Ms. Browning:

On behalf of Alger Weatherbie Enduring Growth ETF (the “Fund”), a series of The Alger ETF Trust (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Mia G. Pillinger by telephone on January 5, 2023 and February 1, 2023, regarding Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on November 18, 2022 (the “Registration Statement”) in order to launch the Fund.

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about February 10, 2023, in order to (i) reflect changes made in response to the Staff’s comments, (ii) file certain exhibits, and (iii) make certain other non-material revisions. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General Comments

Comment No. 1:

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 1:	The Registrant acknowledges this statement.

Comment No. 2:	The Staff notes that the comments apply to similar disclosures throughout the Registration Statement, as applicable.

Response No. 2:	The Registrant acknowledges this statement and has responded accordingly.

Comment No. 3:	Please confirm that the Amendment will be complete (i.e., all bracketed/blank information will be completed).

Response No. 3:	The Registrant confirms that the Amendment will be complete.

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Comment No. 4:	If the Registrant decides to decline a comment from the Staff, please include a well-reasoned and detailed legal analysis in support of the Registrant’s decision.

Response No. 4:	The Registrant acknowledges this request and has responded accordingly, where applicable.

Comment No. 5:	Please provide the Staff with a copy of the Amendment, reflecting all changes made to the Registration Statement, as soon as possible but at least five days prior to effectiveness of the Amendment.

Response No. 5:	The Registrant confirms that it will comply with this request.

Comment No. 6:

Please confirm supplementally to the Staff that prior to effectiveness of the Amendment, Registrant will contact the Division of Investment Management’s Analytics Office to coordinate reporting requirements for the Fund.

Response No. 6:	The Registrant confirms that it has complied with this request.

Prospectus Summary—Fund Fees and Expenses

Comment No. 7:

In accordance with the requirements of Instruction 6(a) to Item 3 of Form N-1A, include a footnote to the fee table disclosing that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response No. 7:	The Registrant will add the required footnote to the fee table in the Amendment, stating that “Other Expenses” are based on estimated amounts for the current fiscal year.

Prospectus Summary—Principal Investment Strategy

Comment No. 8:

The ninth paragraph of the Fund’s principal investment strategy states that “Equity securities include common or preferred stocks that are listed on U.S. exchanges.” In light of the disclosure included in the final paragraph of the Fund’s principal investment strategy, which details permissible investments for the Fund pursuant to the Precidian Order, consider deleting the ninth paragraph to avoid duplication and inconsistencies with the requirements of the Precidian Order.

Response No. 8:	The Registrant will delete the ninth paragraph of the Fund’s principal investment strategy in the Amendment.

Comment No. 9:

Please revise the disclosure in the thirteenth paragraph of the Fund’s principal investment strategy regarding the Fund’s investment in cash and cash equivalents in light of the fact that the Fund is an ETF, and that shareholders cannot redeem individual shares of the Fund. Additionally, please consider relocating this disclosure to the end of the Fund’s principal investment strategy, after the disclosure that provides details on permissible cash equivalent investments for the Fund pursuant to the Precidian Order.

Response No. 9:	The Registrant notes that while shareholders cannot redeem individual shares of the Fund, Authorized Participants may send large redemption orders, necessitating

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rebalancing of the Fund’s portfolio, which could require the Fund to hold larger percentages of cash. The Registrant will revise the disclosure in light of the Fund’s structure as an ETF to clarify this point and will move the disclosure to the end of the Fund’s principal investment strategy in the Amendment.

Prospectus Summary—Principal Risks

Comment No. 10:	Please consider grouping the risk factors related to the Fund’s structure as a non-transparent ETF under one general risk factor, with associated sub-risks.

Response No. 10:	The Registrant will make the suggested change in the Amendment.

Comment No. 11:

Either in the “Authorized Participant/AP Representative Concentration Risk” or at another appropriate location in the Fund’s prospectus, and as discussed in footnote 17 of the Precidian Order and page 5 of the Precidian Order application, please disclose that (i) Authorized Participants must enter into a participation agreement with the Fund’s distributor and a confidential account agreement with an AP Representative, and (ii) no AP Representative can be an “affiliated person” (as defined in section 2(a)(3) of the 1940 Act) of the Fund, the Manager, or the Fund’s Authorized Participants.

Response No. 11:

The Registrant notes that the first sentence of the “Authorized Participant/AP Representative Concentration Risk” states that an Authorized Participant must enter into an agreement with the Fund’s distributor. In accordance with the requirements of the Precidian Order, the Registrant will add disclosure in the Amendment stating that an Authorized Participant must also enter into a Confidential Account agreement with an AP Representative.

The Registrant further notes that the section of the SAI entitled “Creation and Redemption of Creation Units—Role of APs and AP Representatives” includes disclosure stating that “AP Representatives may not trade for their own accounts on information regarding the Deposit Securities, be a counterparty to the trades for an AP or its affiliates, or be an affiliate of the Fund, the Manager, or the AP.” The Registrant also notes that the Precidian Order does not include a requirement for this disclosure to be included in the Fund’s prospectus, rather than SAI.

Comment No. 12:

Please expand the disclosure in the “Premium/Discount Risk” to explain that when premiums or discounts become larger than usual, investors may pay significantly more or receive significantly less than the underlying value of the Fund shares.

Response No. 12:	The Registrant will revise the second to last sentence of the “Premium/Discount Risk” in the Amendment as follows:

“If a shareholder purchases shares at a time when the market price is at a premium to the NAV or sells shares at a time when the market price is at a discount to the NAV, the shareholder may pay significantly more or receive significantly less than the underlying value of the Fund shares and may sustain losses.”

Comment No. 13:

Please enhance the disclosure in the “Cash Position Risk” to include risks related to the types of cash equivalents the Fund may invest in. The risk factor also states that the Fund may hold “a large cash position.” Please revise this language to be

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consistent with the Fund’s principal investment strategy, which states that investments in cash and cash equivalents will not exceed 15% of the Fund’s assets.

Response No. 13:

The Registrant will clarify in the “Cash Position Risk” in the Amendment that investments in cash and cash equivalents will not exceed 15% of the Fund’s net assets. With respect to the cash equivalents that the Fund may invest in, Registrant will add to the Amendment additional disclosure regarding the risks of investing in these cash equivalents to the “Cash Position Risk.”

Prospectus Summary—Performance

Comment No. 14:	Please supplementally disclose to the Staff what the Fund’s broad-based securities market index will be.

Response No. 14:	The Fund expects that the broad-based securities market index will be the Russell Midcap Growth Index.

Prospectus—Investment Objective, Principal Investment Strategies and Related Risks

Comment No. 15:

When discussing temporary defensive positions both in the section of the prospectus entitled “Investment Objective, Principal Investment Strategies and Related Risks” and in the risk factor regarding temporary defensive investments, please clarify that the Order limits the types of investments the Fund may hold, including when the Fund is taking temporary defensive positions. Additionally, please supplementally explain to the Staff why, in light of its structure, an ETF would need to take temporary defensive positions.

Response No. 15:

In the Amendment, the Registrant will clarify in the section of the prospectus entitled “Investment Objective, Principal Investment Strategies and Related Risks” that any temporary defensive positions that the Fund takes are subject to the limitations on the types of investments the Fund may hold, as listed in the Fund’s application for the Order. The disclosure in the “Temporary Defensive Investments Risk” lists the types of cash equivalents that the Fund may hold while taking temporary defensive positions. These cash equivalents are the same as those listed earlier in the Fund’s Item 9 principal investment strategy disclosure, when discussing the types of permissible investments under the Order. Because the requested clarification and the types of permissible investments for the Fund are already included in the Fund’s Item 9 disclosure, the Registrant respectfully declines to add further disclosure regarding the Order in the “Temporary Defensive Investments Risk” section.

Although ETFs trade on the secondary market, and generally do not need to take temporary defensive positions in order to meet redemptions, ETFs may still take temporary defensive positions to protect against market volatility or other market dislocations (such as global pandemics, natural disasters, etc.).

Comment No. 16:

Please add disclosure to the “Market Trading Risk” or elsewhere in the Fund’s prospectus, where appropriate, stating that for the entirety of the Fund’s life, the Manager will monitor on an on-going basis how shares of the Fund trade, including the level of any market price premium or discount to NAV and the bid/ask

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spreads on market transactions. Please refer to page 25 of the Precidian Order application.

Response No. 16:

The Registrant will add to the Amendment the following sentence to the “Market Trading Risk”: For the entirety of the Fund’s life, the Manager monitors on an on-going basis how shares of the Fund trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions.

Prospectus—Share Price and Distributions—The Verified Intraday Indicative Value

Comment No. 17:

The disclosure states that “[t]he VIIV is intended to provide investors and other market participants with a highly correlated per share value of the underlying portfolio that can be compared to the current market price.” Please add corresponding disclosure in the Fund’s Item 4 disclosure.

Response No. 17:

Page 21 of the Precidian Order application, which the Fund relies on in order to operate, states that “in its prospectus, marketing materials and website, each Fund will describe in plain English . . . that the VIIV is intended to provide investors and other market participants with a highly correlated per share value of the underlying portfolio that can be compared to the current market price.” In accordance with the requirements of the Precidian Order and as noted by the Staff, the disclosure is included in the Registration Statement in the section entitled “Prospectus—Share Price and Distributions—The Verified Intraday Indicative Value. Neither the application, nor the Precidian Order, states that this disclosure must be included in a fund’s Item 4 summary prospectus disclosure. Additionally, the “Non-Transparent ETF Structure Risk” included in the Fund’s Item 4 summary prospectus disclosure states that “The VIIV is intended to provide investors and other market participants with enough information to allow for an effective arbitrage mechanism that will attempt to keep the market price of the Fund at or close to the underlying net asset value (“NAV”) per share of the Fund.” The Registrant believes that (i) the current Item 4 summary prospectus disclosure explains in plain English the purpose of the VIIV, and (ii) there is no requirement in the Precidian Order to include the specific language highlighted by the Staff in the Fund’s Item 4 summary prospectus disclosure. The Registrant therefore respectfully declines to add the language to its Item 4 disclosure.

Comment No. 18:

Please add disclosure stating that the Manager is responsible for the oversight of the Fund’s calculation and dissemination of its VIIV and will periodically, but no less than annually, review the policies and procedures concerning the calculation of the Fund’s VIIV. Please refer to footnote 23 of the Precidian Order.

Response No. 18:	In the Amendment, the Registrant will add the requested disclosure to the section of the Fund’s prospectus entitled “Share Price and Distributions—The Verified Intraday Indicative Value.”

Comment No. 19:

Please add disclosure stating that, to the extent a portfolio holding does not have a readily available market quotation, the Fund will make public the identity of the holding and its weight in the VIIV, thus making the holding fully transparent. Please refer to footnote 25 of the Precidian Order.

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Response No. 19:	In the Amendment, the Registrant will add the requested disclosure to the section of the Fund’s prospectus entitled “Share Price and Distributions—The Verified Intraday Indicative Value.”

Comment No. 20:

Please add disclosure stating that the methodology used to calculate the Fund’s VIIV is available on the Fund’s website. Please refer to page 28 of the Precidian Order application. If the Fund references a “uniform” methodology in this disclosure, please include a definition of uniform.

Response No. 20:	In the Amendment, the Registrant will add the requested disclosure to the section of the Fund’s prospectus entitled “Share Price and Distributions—The Verified Intraday Indicative Value.”

Page 28 of the Precidian Order application states that, “ . . . Applicants have agreed to publically [sic] disclose on the Funds’ website the uniform methodology used to calculate a Fund’s VIIV” (emphasis added). The concept of a “uniform” methodology was introduced by the Applicants in response to the Commission’s concerns when Applicants initially applied for exemptive relief to operate non-transparent ETFs in 2014. As discussed in the Precidian Order application, at that time, the Commission was concerned that the lack of uniform methodology requirements could permit an IIV to be calculated in different ways, rendering it potentially arbitrary and inconsistent.[1] In response to the Commission’s concerns, the Applicants proposed certain minimum requirements for the calculation of the VIIV and stated that ETFs relying on the Precidian Order would adopt uniform procedures governing the calculation and dissemination of the VIIV.[2] While the Registrant believes including disclosure stating that “[t]he uniform methodology used to calculate the Fund’s VIIV is available on www.alger.com” is consistent with the Precidian Order application, the Registrant does not believe the procedural history of the Precidian Order is useful disclosure to include in the Registration Statement and will exclude the use of the word “uniform” to avoid investor confusion.

Prospectus—Hypothetical Investment and Expense Information

Comment No. 21:	Please briefly supplementally summarize for the Staff why the Hypothetical Investment and Expense Information is included in the prospectus, since it is not required by Form N-1A.

Response No. 21:

In October 2006, the Manager entered into an Assurance of Discontinuance with the State of New York Office of the Attorney General to settle certain allegations regarding market-timing in the Alger fund family. As part of this agreement, the Manager agreed to disclose in the prospectuses of funds for which it provides management or advisory services “a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year.” Because there is no expiration date for this requirement, the Manager continues to include this

1 See Precidian Order application at 28.

2 See id. at 22 and 28.

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disclosure in the prospectuses of all funds for which it provides management or advisory services.

SAI—Disclosure of Portfolio Holdings

Comment No. 22:

The third paragraph of this section of the Fund’s SAI includes a sentence that states: “Accordingly, the Fund and each person acting on behalf of the Fund will be required to comply with Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).” Please revise the disclosure to state that the Fund and each person acting on behalf of the Fund will comply with Regulation Fair Disclosure . . .

Response No. 22:	The Registrant will make the requested revision to the Fund’s disclosure in the Amendment.

Comment No. 23:

The third paragraph of this section of the Fund’s SAI includes a sentence that states: “the portfolio holdings will be considered material, non-public information under the Code of Ethics of the Trust, the Manager, and Distributor . . . ” Please clarify whether the Trust, the Manager and the Distributor have a joint code of ethics or whether they are different. Please make corresponding changes to the disclosure in the section of the Fund’s SAI entitled “Code of Ethics.” Please see Rule 17j-1 under the 1940 Act and Item 17(e) of Form N-1A.

Response No. 23:

The Registrant confirms that the Trust, the Manager and the Distributor have a joint code of ethics in accordance with the requirements of Rule 17j-1 under the 1940 Act. In the Amendment, the Registrant will revise the disclosure in the sections of the Fund’s SAI entitled “Disclosure of Portfolio Holdings” and “Code of Ethics” to make this clear.

SAI—Creation and Redemption of Creation Units—Acceptance of Orders for Creation Units

Comment No. 24:

Please delete the statement that the Fund reserves the “absolute” right to reject or revoke a purchase order and instead state that the Fund may reject or revoke a purchase order “for any legally permissible reason.” Additionally, please delete the statement that a purchase order may be rejected or revoked if “(iv) acceptance of the Fund Deposit would have certain adverse tax consequences to the Fund;” and “(vi) acceptance of the Fund Deposit would, in the discretion of the Fund or the Manager, have an adverse effect on the Fund or the rights of beneficial owners . . . ” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11 under the 1940 Act, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018) (the “Rule 6c-11 Proposing Release”). In adopting Rule 6c-11, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run

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counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange- Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019) (the “Rule 6c-11 Adopting Release”). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual purchase orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response No. 24:

The Registrant respectfully submits that the Fund’s ability to reject or revoke a purchase order from an Authorized Participant in the circumstances specified in romanettes (iv) and (vi) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Adopting Release, and the longstanding policy of the Commission with regard to the operation of ETFs under the 1940 Act. The Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]” Further, the Commission indicated that the proper functioning of the arbitrage mechanism formed the basis of these exemptive orders.[3] We believe, therefore, that the language cited by the Staff is consistent with a properly functioning arbitrage mechanism in the view of the Commission.

In adopting Rule 6c-11, and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual purchase orders. As noted by the Staff in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the Fund.[4] In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”[5] The Commission also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the [1940] Act[.]”[6] The Registrant notes that rejecting individual purchase orders does not implicate Section 22(e) of the 1940 Act as that provision only relates the right of redemption, not purchase orders.

The Registrant believes that rejecting individual purchase orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule

3 The Commission stated in its Rule 6c-11 Adopting Release that the “tie between an ETF’s market price and NAV per share provides a basis for . . . [the SEC’s] prior exemptive orders. . . .” See Rule 6c-11 Adopting Release at 59 (footnote omitted)(emphasis added).

4 See also Rule 6c-11 Adopting Release at 56-59.

5 See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.

6 See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 57.

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6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Registrant also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the 1940 Act,[7] and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Registrant believes that an ETF should not be required to accept any particular purchase order if, in the ETF’s or its investment manager’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it or because it would create adverse tax consequences for other shareholders).

The Registrant notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, the Registrant generally has an incentive to accept purchase orders so that the Fund increases in size.

Lastly, the Registrant notes that the Fund’s ability to reject or revoke a purchase order from an Authorized Participant is consistent with and permitted by Registrant’s organizational documents, including its Declaration of Trust and Bylaws.

Notwithstanding the foregoing, and without agreeing with the Staff’s positions, the Registrant has removed the word “absolute,” added clarifying language that rejections and revocations are subject to applicable law, and removed romanettes (iv) and (vi).

SAI—Code of Ethics

Comment No. 25:

Please add disclosure stating that, in accordance with the Manager’s and Sub-Adviser’s Code of Ethics and Inside Information Policy (as defined in the Precidian Order application), personnel of the Manager and Sub-Adviser with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. Please also revise the Manager’s and Sub-Adviser’s Code of Ethics and Inside Information Policy as necessary to incorporate these changes. Please refer to footnote 36 of the Precidian Order application.

Response No. 25:

In the Amendment, the Registrant will add the requested disclosure to the Fund’s SAI. The Registrant confirms that the Code of Ethics of the Trust, the Manager, the Sub-Adviser and the Distributor, as well as the Manager’s Insider Trading

7 See, e.g., Vanguard 500 Index Fund, a series of Vanguard Index Funds (485BPOS) (Apr. 29, 2021) (“Vanguard reserves the right to stop selling fund shares or to reject any purchase request at any time and without notice, including, but not limited to, purchases requested by exchange from another Vanguard fund.”); Franklin Custodian Funds (485BPOS) (Jan. 26, 2021) (“The Fund may restrict, reject or cancel any purchase orders, including an exchange request.”); Growth Fund of America (485BPOS) (Oct. 29, 2021) (“The fund and American Funds Distributors reserve the right to reject any purchase order for any reason.”).

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Policy and Procedures, will be updated to specifically prohibit personnel of the Manager and the Sub-Adviser with knowledge about the composition of a Creation Basket from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

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Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

Nicole M. Runyan, Esq., Kirkland & Ellis LLP